Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Domtar Corporation:

We consent to the use of our report dated March 29, 2007, except as to notes 5 and 24, which are as of June 19, 2007, and note 26, which is as of September 24, 2007, with respect to the combined balance sheet of Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 31, 2006, and the related combined statements of operations, Business Unit equity, comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2006, and the related financial statement schedule, included herein, and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP

Seattle, Washington

April 10, 2008